Rapunzl Investments LLC
Statement of Changes in Members' Equity
Period Ending December 31, 2016
(unaudited)

	Membership Interests		Retained Earnings	Total Members' Equity
	Units	Amount USD		
Balance, July 26, 2016 (Inception)	-	$-	$-	$-
Net income			-	-
Balance, December 31, 2016	-	$-	$-	$-

See accompanying notes and independent accountant's review report.